Exhibit 21.1

Subsidiaries	State of Incorporation

KSIX Media, Inc.	Nevada

KSIX, LLC	Nevada

Surge Blockchain, LLC	Nevada

DigitizeIQ, LLC	Illinois

Surge Cryptocurrency Mining, Inc.,	Nevada

Surge Logics Inc .	Nevada

True Wireless, Inc.	Oklahoma

Surge Payments, LLC	Nevada

Surgephone Wireless, LLC	Nevada

SurgePays Fintech, Inc.	Nevada